January 23, 2008

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:

Questar Gas Company

Response letter dated January 4, 2008 to:

Registration Statement on Form S-3 filed November 13, 2007

File No. 333-147317

Form 10-K filed March 20, 2007

Form 10-Q filed November 5, 2007

File No. 333-69210

Dear Mr. Owings:

This letter constitutes the response of Questar Gas Company (“Questar Gas” or “the Company”) to your comment letter dated January 17, 2008, regarding our S-3 filed November 13, 2007, Form 10-K filed March 20, 2007 and Form 10-Q filed November 5, 2007.

We are providing our response via EDGAR for your review without amendment to the above referenced Forms S-3, 10-K and 10-Q.

We have set forth below each of the comments in bold font followed by our response to each comment.

Please contact me by telephone at (801) 324-5768, e-mail at alan.allred@questar.com, or facsimile at (801) 324-5535 with any questions or comments regarding this letter.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/Alan K. Allred

Alan K. Allred

President and Chief Executive Officer

Questar Gas Company

cc:

Sandra Snyder

William Thompson

Response to comment letter dated January 17, 2008

Registration Statement on Form S-3 filed November 13, 2007

1.

We note your response to comment 1 in our letter dated December 10, 2007.  We believe, however, that you need to amend your registration statement to file the exhibits as separate documents.

Response:

The Company will amend its registration statement on Form S-3 filed November 13, 2007, to file the exhibits as separate documents on EDGAR.

Exhibits

Exhibits 23.01 – Consent of Independent Registered Public Accounting Firm

2.

Please file a currently dated, manually signed consent of the independent accountants prior to effectiveness.  Refer to Item 601 (B)(23) of Regulation

S-K.

Response:

The Company will file a currently dated, manually signed consent of the independent accounts prior to effectiveness.

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